CUSIP No. 208242107

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 21)

Conn’s Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

208242107

(CUSIP Number)

David A. Knight

Stephens Investments Holdings LLC

111 Center Street

Little Rock, AR 72201

(501) 377-2573

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 208242107

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 640,516
	8	Shared Voting Power 0
	9	Sole Dispositive Power 640,516
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 640,516
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 82,430
	8	Shared Voting Power 91,406
	9	Sole Dispositive Power 82,430
	10	Shared Dispositive Power 91,406
11	Aggregate Amount Beneficially Owned by Each Reporting Person 173,836
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.6
14	Type of Reporting Person (See Instructions) BD, CO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 342,081
	8	Shared Voting Power 0
	9	Sole Dispositive Power 342,081
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 342,081
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 56,633
	8	Shared Voting Power 0
	9	Sole Dispositive Power 56,633
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,633
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,352
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 56,633
	8	Shared Voting Power 0
	9	Sole Dispositive Power 56,633
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,633
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,352
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 56,633
	8	Shared Voting Power 0
	9	Sole Dispositive Power 56,633
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,633
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,352
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 234,972
	8	Shared Voting Power 0
	9	Sole Dispositive Power 234,972
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 234,972
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.8
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 189,405
	8	Shared Voting Power 6,300
	9	Sole Dispositive Power 189,405
	10	Shared Dispositive Power 6,300
11	Aggregate Amount Beneficially Owned by Each Reporting Person 195,705
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.7
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,027,002
	8	Shared Voting Power 4,454,385
	9	Sole Dispositive Power 1,027,002
	10	Shared Dispositive Power 4,454,385
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,481,387
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.1
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,938,069
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,938,069
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,938,069
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.2%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet and Warren Stephens Family Foundation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 11,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 11,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) WAS Family Trust Three
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 23,674
	8	Shared Voting Power 0
	9	Sole Dispositive Power 23,674
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,674
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Miles A. Stephens WAS Grantor Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 128,450
	8	Shared Voting Power 0
	9	Sole Dispositive Power 128,450
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,450
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John C. Stephens WAS Grantor Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 128,450
	8	Shared Voting Power 0
	9	Sole Dispositive Power 128,450
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,450
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura W. Stephens WAS Grantor Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 128,450
	8	Shared Voting Power 0
	9	Sole Dispositive Power 128,450
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,450
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Paula W. & John P. Calhoun Family Trust - WMAS
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 113,734
	8	Shared Voting Power 0
	9	Sole Dispositive Power 113,734
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,734
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Paula W. & John P. Calhoun Family Trust - JCS
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 113,734
	8	Shared Voting Power 0
	9	Sole Dispositive Power 113,734
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,734
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Paula W. & John P. Calhoun Family Trust - LWS
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 113,734
	8	Shared Voting Power 0
	9	Sole Dispositive Power 113,734
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,734
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 848,704
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 848,704
11	Aggregate Amount Beneficially Owned by Each Reporting Person 848,704
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.0
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 848,703
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 848,703
11	Aggregate Amount Beneficially Owned by Each Reporting Person 848,703
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.0
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 538,357
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 538,357
11	Aggregate Amount Beneficially Owned by Each Reporting Person 538,357
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.9
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Family Trust One
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 143,333
	8	Shared Voting Power 0
	9	Sole Dispositive Power 143,333
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 143,333
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.5
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Family Trust One
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 143,333
	8	Shared Voting Power 0
	9	Sole Dispositive Power 143,333
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 143,333
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.5
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Family Trust One
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 143,334
	8	Shared Voting Power 0
	9	Sole Dispositive Power 143,334
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 143,334
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.5
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) WAS Family Trust Five
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,500,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,500,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

Introductory Statement

This Amendment No. 21 to Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Conn’s Inc., a Delaware corporation (the “Issuer”). This Amendment No. 21 amends and supplements (i) the statement originally filed on December 18, 2003 with the Securities and Exchange Commission (the “Commission”) by the reporting persons, (ii) Amendment No. 1 to the statement filed on June 2, 2004 with the Commission by the reporting persons, (iii) Amendment No. 2 to the statement filed on September 17, 2007 with the Commission by the reporting persons, (iv) Amendment No. 3 to the statement filed on February 1, 2008 with the Commission by the reporting persons, (v) Amendment No. 4 to the statement filed on October 8, 2008 with the Commission by the reporting persons, (vi) Amendment No. 5 to the statement filed on November 18, 2009 with the Commission by the reporting persons, (vii) Amendment No. 6 to the statement filed on October 22, 2010 with the Commission by the reporting persons, (viii) Amendment No. 7 to the statement filed on November 9, 2010 with the Commission by the reporting persons, (ix) Amendment No. 8 to the statement filed on December 15, 2010 with the Commission by the reporting persons, (x) Amendment No. 9 to the statement filed on January 13, 2012 with the Commission by the reporting persons, (xi) Amendment No. 10 to the statement filed on April 23, 2012 with the Commission by the reporting persons, (xii) Amendment No. 11 to the statement filed on December 12, 2012 with the Commission by the reporting persons, (xiii) Amendment No. 12 to the statement filed on January 10, 2013 with the Commission by the reporting persons, (xiv) Amendment No. 13 to the statement filed on December 10, 2013 with the Commission by the reporting persons, (xv) Amendment No. 14 to the statement filed on February 29, 2016 with the Commission by the reporting persons, (xvi) Amendment No. 15 to the statement filed on March 21, 2016 with the Commission by the reporting persons, (xvii) Amendment No. 16 to the statement filed on April 8, 2016 with the Commission by the reporting persons, (xviii) Amendment No. 17 to the statement filed on July 20, 2016 with the Commission by the reporting persons, (xix) Amendment No. 18 to the statement filed on September 26, 2016, (xx) Amendment No. 19 to the statement filed on January 7, 2019, and (xxi) Amendment No. 20 to the statement filed on May 13, 2019 (collectively, the “Prior Filings” and collectively with this Amendment No. 21, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as set forth below, there are no changes to the Prior Filings. This Amendment No. 21 is filed to reflect estate planning transfers undertaken by certain of the reporting persons.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Statement is supplemented by adding the following reporting person:

WAS Family Trust Five UID 1/28/2020 is an Arkansas trust. Its principal business is holding investments. Its sole trustee is Harriet C. Stephens. Its principal address is 111 Center St., Little Rock, AR 72201. During the last five years, neither WAS Family Trust Five, nor its trustee, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Statement is supplemented by adding the following:

On May 30, 2019 Doug Martin was awarded 4,771 restricted stock units under Conn’s Inc.’s Non-Employee Director Restricted Stock Plan. Each RSU represents a contingent right to receive one share of Common Stock. The RSUs vest on May 30, 2020. No consideration was paid by Mr. Martin in connection with this award. The RSUs were deposited into the Douglas H. Martin Trust for no consideration.

On June 20, 2019, Douglas H. Martin Trust received 40,000 shares of the Common Stock, for no consideration, from Martin Family 2018 Trust. On September 27, 2019, Douglas H. Martin Trust received 3,244 shares of the Common Stock, for no consideration, from Martin Family 2016 Trust.

On January 30, 2020, WAS Family Trust Five received 1,476,326 shares of the Common Stock, for no consideration, from Warren A. Stephens Revocable Trust. On January 30, 2020, WAS Family Trust Five received 23,674 shares of the Common Stock, for no consideration, from Stephens Investments Holdings LLC.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Statement is supplemented by adding the following:

The award to Doug Martin of the 4,771 restricted stock units was done in connection with the Company’s Non-Employee Director Restricted Stock Plan. The other transfers described in Item 3 of this Amendment No. 21 were made for estate planning purposes. None of such persons have any plans or proposals which relate to or would result in any of the actions set forth in subsections (a) through (j) of Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) of the Statement are amended and restated to read in their entirety as follows:

(a, b) The following table discloses the beneficial ownership of the Common Stock by the reporting persons and their respective directors and control persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person. The aggregate number of shares owned by such persons is 5,912,064, representing approximately 20.6% of the outstanding Common Stock.

	Number of Shares Beneficially	Percent of Outstanding	Voting Power		Dispositive Power
Name	Owned	Shares(1)	Sole	Shared	Sole	Shared
Stephens Investments Holdings LLC	640,516	2.2	640,516	0	640,516	0
Stephens Inc.(2)	173,836	0.6	82,430	91,406	82,430	91,406
Harriet C. Stephens Trust	342,081	1.2	342,081	0	342,081	0
Warren Miles Amerine Stephens 95 Trust	56,633	0.2	56,633	0	56,633	0
Warren Miles Amerine Stephens Trust	6,352	0.0	6,352	0	6,352	0

CUSIP No. 208242107

	Number of Shares Beneficially	Percent of Outstanding	Voting Power		Dispositive Power
Name	Owned	Shares(1)	Sole	Shared	Sole	Shared
John Calhoun Stephens 95 Trust	56,633	0.2	56,633	0	56,633	0
John Calhoun Stephens Trust	6,352	0.0	6,352	0	6,352	0
Laura Whitaker Stephens 95 Trust	56,633	0.2	56,633	0	56,633	0
Laura Whitaker Stephens Trust	6,352	0.0	6,352	0	6,352	0
Curtis F. Bradbury, Jr.	234,972	0.8	234,972	0	234,972	0
Douglas H. Martin(3)	195,705	0.7	189,405	6,300	189,405	6,300
Warren A. Stephens(4)	5,481,387	19.1	1,027,002	4,454,385	1,027,002	4,454,385
Harriet C. Stephens(5)	2,938,069	10.2%	0	2,938,069	0	2,938,069
Harriet and Warren Stephens Family Foundation	11,000	0.0	11,000	0	11,000	0
WAS Family Trust Three	23,674	0.1%	23,674	0	23,674	0
Miles A. Stephens WAS Grantor Trust	128,450	0.4%	128,450	0	128,450	0
John C. Stephens WAS Grantor Trust	128,450	0.4%	128,450	0	128,450	0
Laura W. Stephens WAS Grantor Trust	128,450	0.4%	128,450	0	128,450	0
Paula W. & John P. Calhoun Family Trust—WMAS	113,734	0.4%	113,734	0	113,734	0
Paula W. & John P. Calhoun Family Trust—JCS	113,734	0.4%	113,734	0	113,734	0
Paula W. & John P. Calhoun Family Trust—LWS	113,734	0.4%	113,734	0	113,734	0
Warren Miles Amerine Stephens(6)	848,704	3.0%	0	848,704	0	848,704
John Calhoun Stephens(7)	848,703	3.0%	0	848,703	0	848,703
Laura Whitaker Stephens(8)	538,357	1.9%	0	538,357	0	538,357
Warren Miles Amerine Stephens Family Trust One	143,333	0.5%	143,333	0	143,333	0
John Calhoun Stephens Family Trust One	143,333	0.5%	143,333	0	143,333	0
Laura Whitaker Stephens Family Trust One	143,334	0.5%	143,334	0	143,334	0
WAS Family Trust Five	1,500,000	5.2%	1,500,000	0	1,500,000	0

(1)	Based on 28,697,445 shares of the Common Stock reported by the Issuer as outstanding as of December 3, 2019, as set forth in the Form 10Q filed by the issuer on December 10, 2019.
(2)

Includes 82,430 shares owned directly, as to which Stephens Inc. has sole voting power and sole dispositive power, and 91,406 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which the firm may be deemed to have shared voting power and shared dispositive power.

CUSIP No. 208242107

(3)

Includes 41,927 shares owned by Martin Family 2016 Trust UID 6-14-2016, , and 93,601 shares owned by Douglas H. Martin Trust UID 4-18-2014, as to which Mr. Martin, as sole Trustee of the trusts, has sole voting power and sole dispositive power. Also includes 800 shares owned by Douglas Martin Custodian for Haven Celeste Martin as to which Mr. Martin has sole voting power and sole dispositive power, and 1,600 shares owned by Mr. Martin’s children as to which Mr. Martin has shared voting and dispositive power pursuant to powers of attorney. Also includes 43,077 shares owned through a Roth IRA account as to which Mr. Martin has sole voting and dispositive power. Also includes 3,100 shares owned by Mr. Martin’s spouse as custodian for a minor child, as to which Mr. Martin may be deemed to have shared voting and dispositive power. Also includes 1,600 shares owned by a charitable foundation of which Mr. Martin is a co-trustee, as to which Mr. Martin has shared voting and dispositive power. Also includes 10,000 shares which Mr. Martin has the right to receive upon the exercise of options, and as to which Mr. Martin would have sole voting power and sole dispositive power.

(4)

Includes 640,516 shares owned by Stephens Investments Holdings LLC as to which Mr. Stephens, as Manager of the LLC, may be deemed to have sole voting power and sole dispositive power. Also includes 82,430 shares owned by Stephens Inc. as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have sole voting power and sole dispositive power, and 91,406 shares held in discretionary trading accounts on behalf of clients of Stephens Inc. as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have shared voting power and shared dispositive power. Also includes 6,352 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, as to which Mr. Stephens, as sole Trustee of the trusts, has sole voting power and sole dispositive power. Also includes 285,000 shares owned by Warren A. Stephens Roth IRA. Also includes 342,081 shares owned by Harriet C. Stephens Trust, 143,333 shares owned by each of Warren Miles Amerine Stephens Family Trust One and John Calhoun Stephens Family Trust One, 143,334 shares owned by Laura Whitaker Stephens Family Trust One, 22,619 shares owned by Warren Miles Amerine Stephens 2012 Trust, 23,674 shares owned by WAS Family Trust Three, 1,500,000 shares owned by WAS Family Trust Five, 128,450 shares owned by Laura W. Stephens WAS Grantor Trust, and 56,633 shares owned by each of Warren M. A. Stephens 95 Trust, John Calhoun Stephens 95 Trust, and Laura Whitaker Stephens 95 Trust, as to which Harriet C. Stephens is Trustee of the trusts and as to which Mr. Stephens may be deemed to have shared voting and dispositive power with Ms. Stephens. Also includes 310,346 shares owned by Laura Whitaker Stephens WHCT Trust, Harriet C. Stephens, Co-Trustee, as to which Mr. Stephens may be deemed to have shared voting and dispositive power with Ms. Stephens. Also includes 68,706 shares owned by Warren Miles Amerine Stephens Revocable Trust, 310,346 shares owned by Miles Stephens WHCT Trust, and 128,450 shares owned by Miles A. Stephens WAS Grantor Trust, as to which Warren Miles Amerine Stephens is Trustee and as to which Warren Stephens may be deemed to have shared voting and dispositive power with Warren Miles Amerine Stephens. Also includes 68,705 shares owned by John Calhoun Stephens Revocable Trust, 310,346 shares owned by John Calhoun Stephens WHCT Trust, and 128,450 shares owned by John C. Stephens WAS Grantor Trust, as to which John C. Stephens is Trustee and as to which Warren Stephens may be deemed to have shared voting and dispositive power with John C. Stephens. Also includes 68,705 shares owned by Laura Whitaker Stephens Revocable Trust as to which Laura Whitaker Stephens is Trustee and as to which Warren Stephens may be deemed to have shared voting and dispositive power with Laura Whitaker Stephens. Also includes 113,744 shares owned by each of Paula W. & John P. Calhoun Family Trust – WMAS, Paula W. & John P. Calhoun Family Trust – JCS, and Paula W. & John P. Calhoun Family Trust – LWS, as to which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens are co-trustees and as to which Warren Stephens may be deemed to have shared voting and dispositive power with the co-trustees. Also includes 11,000 shares owned by Harriet and Warren Stephens Family Foundation as to which Mr. Stephens, as co-trustee, may be deemed to have shared voting power and shared dispositive power with Ms. Stephens.

CUSIP No. 208242107

(5)

Includes 342,081 shares owned by Harriet C. Stephens Trust, 143,333 shares owned by each of Warren Miles Amerine Stephens Family Trust One and John Calhoun Stephens Family Trust One, 143,334 shares owned by Laura Whitaker Stephens Family Trust One, 22,619 shares owned by Warren Miles Amerine Stephens 2012 Trust, 128,450 shares owned by Laura W. Stephens WAS Grantor Trust, 23,674 shares owned by WAS Family Trust Three, 1,500,000 shares owned by WAS Family Trust Five, and 56,633 shares owned by each of Warren M. A. Stephens 95 Trust, John Calhoun Stephens 95 Trust, and Laura Whitaker Stephens 95 Trust, for which Harriet C. Stephens is Trustee and as to which Ms. Stephens may be deemed to have shared voting and dispositive power with Warren Stephens. Also includes 11,000 shares owned by Harriet and Warren Stephens Family Foundation for which Ms. Stephens, as co-trustee, may be deemed to have shared voting power and shared dispositive power with Mr. Stephens. Also includes 310,346 shares owned by Laura Whitaker Stephens WHCT Trust for which Ms. Stephens is co-trustee and as to which Ms. Stephens has shared voting and dispositive power.

(6)

Includes 68,706 shares owned by Warren Miles Amerine Stephens Revocable Trust, 310,346 shares owned by Miles Stephens WHCT Trust, and 128,450 shares owned by Miles A. Stephens WAS Grantor Trust, for which Warren Miles Amerine Stephens serves as sole trustee and as to which he may be deemed to have shared voting and dispositive power with Warren Stephens. Also includes 113,734 shares owned by each of Paula W. & John P. Calhoun Family Trust – WMAS, Paula W. & John P. Calhoun Family Trust – JCS, and Paula W. & John P. Calhoun Family Trust – LWS for which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens serve as co-trustees and as to which Warren Miles Amerine Stephens has shared voting and dispositive power.

(7)

Includes 68,705 shares owned by John Calhoun Stephens Revocable Trust, 310,346 shares owned by John Calhoun Stephens WHCT Trust, and 128,450 shares owned by John C. Stephens WAS Grantor Trust, for which John Calhoun Amerine Stephens serves as sole trustee and as to which he may be deemed to have shared voting and dispositive power with Warren Stephens. Also includes 113,734 shares owned by each of Paula W. & John P. Calhoun Family Trust – WMAS, Paula W. & John P. Calhoun Family Trust – JCS, and Paula W. & John P. Calhoun Family Trust – LWS for which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens serve as co-trustees and as to which John Calhoun Stephens has shared voting and dispositive power.

(8)

Includes 68,705 shares owned by Laura Whitaker Stephens Revocable Trust for which Laura Whitaker Stephens serves as sole trustee and as to which she may be deemed to have shared voting and dispositive power with Warren Stephens. Also includes 113,734 shares owned by each of Paula W. & John P. Calhoun Family Trust – WMAS, Paula W. & John P. Calhoun Family Trust – JCS, and Paula W. & John P. Calhoun Family Trust – LWS for which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens serve as co-trustees and as to which Laura Whitaker Stephens has shared voting and dispositive power. Also includes 128,450 shares owned by Laura W. Stephens WAS Grantor Trust for which Harriet C. Stephens and John N. Calhoun serve as co-trustees and as to which Laura Whitaker Stephens may be deemed to have shared voting and dispositive power.

Item 5(c) of the Statement is supplemented by adding the following: The following transactions in the Common Stock have occurred during the past sixty days:

On December 17, 2019, Stephens Investments Holdings LLC made four charitable contributions of the Common Stock in the following amounts: 19,950, 80,100, 150,000, and 80,100 shares.

On December 18, 2019, Stephens Investments Holdings LLC made a charitable contribution of 169,948 shares of the Common Stock.

On December 23, 2019, Stephens Investments Holdings LLC made a charitable contribution of 81,170 shares of the Common Stock.

On January 28, 2020, Warren A. Stephens Revocable Trust received 1,476,326 shares of the Common Stock, for no consideration, from WAS Family Trust Three. On January 30, 2020, WAS Family Trust Five received 1,476,326 shares of the Common Stock, for no consideration, from Warren A. Stephens Revocable Trust. On January 30, 2020, WAS Family Trust Five received 23,674 shares of the Common Stock, for no consideration, from Stephens Investments Holdings LLC.

CUSIP No. 208242107

On December 31, 2019, Curtis F. Bradbury, Jr. transferred, for no consideration, 234,972 shares of the Common Stock to Bradbury Holdings LLLP, a limited partnership owned and controlled by Mr. Bradbury.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Agreement to File Joint Schedule 13D

Power of Attorney for WAS Family Trust Five

CUSIP No. 208242107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2020

Date

/s/ Todd Ferguson
Todd Ferguson, as attorney in fact for Stephens Investments Holdings LLC, Stephens Inc., Harriet C. Stephens Trust, Warren Miles Amerine Stephens 95 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 95 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 95 Trust, Laura Whitaker Stephens Trust, Curtis F. Bradbury, Jr., Douglas H. Martin, WAS Family Trust Five, Warren A. Stephens, Harriet C. Stephens, Harriet and Warren Stephens Family Foundation, WAS Family Trust Three, Miles A. Stephens WAS Grantor Trust, John C. Stephens WAS Grantor Trust, Laura W. Stephens WAS Grantor Trust, Paula W. & John P. Calhoun Family Trust – WMAS, Paula W. & John P. Calhoun Family Trust – JCS, Paula W. & John P. Calhoun Family Trust – LWS, Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens, Warren Miles Amerine Stephens Family Trust One, John Calhoun Stephens Family Trust One, and Laura Whitaker Stephens Family Trust One